[Letterhead of Canadian Solar Inc.]
October 13, 2009
VIA EDGAR AND FACSIMILE
Mr. Jay Mumford, Senior Attorney
Mr. Joseph McCann, Staff Attorney
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canadian Solar Inc. Form 20-F for the fiscal year ended December 31, 2008 filed on June 8, 2009 (File No. 001-33107)
Dear Mr. Mumford and Mr. McCann,
     This letter sets forth the responses of Canadian Solar Inc. (the “Company”) to the comments contained in the letter dated October 8, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2008 (the “Form 20-F”) and the Company’s response letter dated September 17, 2009.
     For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. We will file Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”) to the 2008 Form 20-F in response to the Staff’s comments after the Staff’s review.
Item 4. Information on the Company, page 25
Silicon Raw Materials, page 30
1.	We note your response to our prior comment 1 and your proposed revised Business Overview disclosure.
•	Please expand your disclosure to describe the significance of the two ten-year agreements with LDK and your agreement with Deutsche Solar that you have not yet renegotiated. For example, please discuss in quantitative terms your reliance on these suppliers under these agreements. Please also describe how significant these agreements are if you are not able to renegotiate purchase price terms.

•	Please revise to clarify how recently you reached “mutual understandings with Neo Solar and JACO to adjust purchase prices” and when “in the near future” you anticipate documenting these agreements. Please clearly disclose when the new “prevailing market price” structure took effect or when it will take effect.
We advise the Staff that due to the decline in market prices for solar wafers beginning in the fourth quarter of 2008, we have not commenced purchasing solar wafers under our two ten-year supply agreements with LDK Solar Co., Ltd., or LDK. We are purchasing solar wafers from LDK under our three-year supply agreement and from Deutsche Solar AG, or Deutsche Solar, under our twelve-year supply agreement, in each case, in reduced volumes, given the ample market supply of solar wafers at lower prices. We believe that given the current over-supply in the marketplace, we can obtain sufficient supplies of solar wafers for our estimated 2009 production requirements from other sources at competitive prices. Therefore, we believe that we do not substantially rely on LDK or Deutsche Solar, our long-term supply agreements with such suppliers, or our ability to renegotiate price terms to obtain solar wafers in adequate volumes and at competitive prices.

However, we have made advance payments to LDK under the ten-year agreements and to Deutsche Solar under our twelve-year agreement. The advance payments are credited against the purchase prices that we are required to pay under these agreements. As of December 31, 2008, the balance of non-refundable advance payments that we made to LDK and Deutsche Solar was $14.8 million and $12.5 million, respectively. If we cannot renegotiate the purchase price terms under our agreements with LDK or Deutsche Solar, we may not purchase sufficient quantities of wafers to recoup our advance payments to these suppliers and we may be subject to penalties amounting to 1% of the purchase prices that we are required to pay, as a result of our suspended or reduced purchases under these agreements.

In response to the Staff’s comments, we will revise the referenced disclosure in “Item 4. Information on the Company – B. Business Overview – Supply Chain Management – Silicon Raw Materials” in the Form 20-F/A as follows:

“In 2007, we entered into a three-year agreement with LDK, as supplemented in February 2008, pursuant to which (i) we purchase specified quantities of solar wafers and (ii) LDK converts our reclaimed silicon feedstock into wafers under a toll manufacturing arrangement. In 2008, we entered into two ten-year agreements with LDK pursuant to which we purchase specified quantities of solar wafers. In 2008, we entered into a two-year agreement with GCL Silicon Technology Holdings Inc., or GCL, pursuant to which we purchase specified quantities of polysilicon from GCL. We also entered into an agreement with GCL in 2008 for a six-year term commencing in 2010 pursuant to which we will purchase specified quantities of solar wafers. In addition, we entered into long-term agreements with suppliers such as Deutsche Solar, Neo Solar and JACO. As of December 31, 2008, our purchase obligations under our long-term agreements with LDK and GCL accounted for an aggregate of 72.1% of our commitments under long-term contracts.

In 2009, we amended our three-year agreement with LDK and our agreements with GCL to (i) adjust purchase prices based on prevailing market prices at the time we place each purchase order, and (ii) revise terms with respect to the quantity of products we are required to purchase, among other terms. Furthermore, we reached a mutual understanding with Neo Solar and JACO in January 2009 to adjust purchase prices based on prevailing market prices at the time of each purchase. Based on this mutual understanding, we have been purchasing solar cells and silicon materials at prevailing market prices at the time we place each purchase order from Neo Solar and JACO since January 2009. As of December 31, 2008, our advance payments to Neo Solar and JACO under these long-term agreements that had not been credited against the purchase prices that we were required to pay under the respective agreements were nil and $8.5 million, respectively. We intend to sign amendments to the supply agreements with Neo Solar and JACO to document our mutual understanding with these companies. We do not have any definitive timeline as to when we will execute these amendments.

We are still renegotiating the unit price and volume terms in the two ten-year agreements with LDK and our twelve-year agreement with Deutsche Solar. We have not commenced purchasing solar wafers from LDK under the two ten-year agreements. We are purchasing solar wafers from LDK under the three-year agreement and from Deutsche Solar under the twelve-year agreement, in each case, in reduced volumes, given the ample market supply of solar wafers at lower prices. Although we expect to continue to purchase from, and maintain solid relationships with, these long-term suppliers, we believe that given the current over-supply in the marketplace, we can obtain sufficient supplies of solar wafers for our estimated 2009 production requirements from other sources at competitive prices.”

In addition, we will revise the risk factor relating to advance payments as follows in the Form 20-F/A to discuss the risk that if we are unable to successfully renegotiate our agreements with LDK and Deutsche Solar and satisfy the purchase volume requirements under these agreements, we may not be able to recoup the advance payments and we may be subject to penalties:

“Advance payments to our polysilicon and solar wafer suppliers and credit term sales offered to some of our customers expose us to (i) credit risks with respect to such suppliers and customers and (ii) the risk of not recouping our advance payments if we purchase insufficient quantities of wafers from our suppliers, each of which could have a material adverse effect on our results of operations.

Under supply contracts with certain of our multi-year solar wafer suppliers, and consistent with historical industry practice, we have made advance payments to some of our suppliers prior to the scheduled delivery dates for polysilicon and solar wafer supplies. The advance payments were made without collateral for such payments and are credited against the purchase prices that we are required to pay under the agreements. As of December 31, 2008, the balance of non-refundable advance payments that we made to LDK Solar Co., Ltd., or LDK, Deutsche Solar AG, or Deutsche Solar, and Jaco Solarsi Limited, or JACO, was $14.8 million, $12.5 million and $8.5 million, respectively. Due to the decline in market prices for solar wafers beginning in the fourth quarter of 2008, we have not commenced purchasing solar wafers under our ten-year supply agreements with LDK while we are renegotiating the price and volume terms of such agreements. In addition, we have reduced our purchases of solar wafers under our three-year agreement with LDK and our twelve-year agreement with

Deutsche Solar. We are renegotiating the unit price and volume terms under the two ten-year agreements with LDK as well as our twelve-year agreement with Deutsche Solar. If we cannot successfully renegotiate and satisfy the purchase volume requirements under these agreements, we may not be able to recoup these advance payments. In addition, we offer some customers unsecured short-term and/or medium-term credits based on our relationships with them and market conditions. As a result, our claims for such payments or sales credit would rank as unsecured claims, which would expose us to the credit risks of our suppliers and/or customers in the event of their insolvency or bankruptcy. We employ a number of mechanisms to mitigate credit sales risk, such as export credit insurance, factoring arrangements and letters of credit. Additionally, we have been renegotiating our supply agreements to obtain more favorable payment terms. However, these risks may have a material adverse effect on our financial condition, results of operations and liquidity.”
Item 5. Operating and Financial Review and Prospectus, page 41
Liquidity and Capital Resources, page 57
2.	We note your response to prior comment 4. Please expand your proposed disclosure to include the material terms of your $251.2 million bank lines.

In response to the Staff’s comments, we will add the following disclosure in “Item 5. Operating and Financial Review and Prospectus – B. Liquidity and Capital Resources – Cash Flows and Working Capital” in the Form 20-F/A:

“As of May 31, 2009, our bank lines had an aggregate capacity of $251.2 million. As of May 31, 2009, approximately $45.4 million of long-term borrowings, of which $29.3 million was secured by our plant and equipment, and $96.5 million of short-term borrowings, of which $31.3 million was secured by our land and buildings, were drawn under the bank lines. The long-term borrowings mature at various times during 2010 and 2011 and bear interest at rates of between 0% and 7.560% per annum. The short-term borrowings mature at various times during 2009 and 2010 and bear interest at rates of between 2.356% and 5.580% per annum. Our bank lines contain no specific extension terms but we have historically been able to obtain new short-term loans on terms similar to those of the maturing short term loans shortly before they mature. As of May 31, 2009, $109.3 million of short-term borrowings with terms of less than one year were available for drawdown under the bank lines at interest rates to be negotiated by the parties. As of May 31, 2009, no long-term borrowings remained available under the bank lines.”
Item 7. Major Shareholders and Related Party Transactions, page 76
Shareholder Loans, page 78
3.	We note your response to the fifth bullet point in comment 5. Please quantify the amounts of Dr. Qu’s consulting fees that were “fully repaid in 2008”. Also, tell us where you have disclosed the loan interest paid by the company to Dr. Qu in 2008 in the amount of $737,543, as identified in the fourth paragraph in note 13 on page F-29. Finally, tell us whether there is interest accruing to the $93,641 loan from Dr. Qu and whether this loan has a fixed due date.
In response to the Staff’s comments, we will add the following revised disclosure in the “Related Party Transaction” section in the Form 20-F/A:

“Dr. Qu, our chairman, president, chief executive officer and major shareholder, made loans to us from time to time during 2006 and 2007. These loans were unsecured, interest free and had no fixed repayment term. As of December 31, 2006 and 2007 these loans amounted to $101,489 and $5,615, respectively. These loans were settled as of March 31, 2008. In June 2008, Dr. Qu made a loan to us of $30.0 million. This loan was unsecured, bore interest at the rate of 7% per annum and had no fixed repayment term. As of December 31, 2008, we repaid Dr. Qu $30.7 million, including $737,543 in interest, in full satisfaction of our obligations to Dr. Qu.”

“Prior to December 2005, we paid Dr. Qu compensation for his services in the form of consultancy fees, on a quarterly basis, to a consulting company owned by him. The consultancy agreement was an oral arrangement and provided for consultancy fees to be paid to Dr. Qu’s consulting company in return for project consulting, general management and technology services that he provided to us. We terminated the consulting agreement with Dr. Qu’s company in November 2005. All consulting fees in the aggregate of $203,103, which were unsecured and interest free, were paid in March 2008. As of December 31, 2008, we had no outstanding balance payable to Dr. Qu for consulting fees.

In 2008, Dr. Qu lent us $93,641, which he was awarded by Suzhou Science and Technology Bureau. This loan is interest free and has no fixed repayment term. As of December 31, 2008, the amount outstanding under this loan was $93,641.”
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The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at +86 512 6690 8088 Extension 223, or our U.S. counsel, Latham & Watkins, attention: David Zhang at +852 2912 2503. Thank you.

Very truly yours,
/s/ Arthur Chien
Arthur Chien
Chief Financial Officer Canadian Solar Inc.

cc: Shawn Qu, Chairman, President and Chief Executive Officer, Canadian Solar Inc.
[Signature page to response letter]